UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2015

Luna Innovations Incorporated

(Exact name of registrant as specified in its charter)

Delaware	000-52008	54-1560050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Riverside Circle, Suite 400

Roanoke, Virginia 24016

(Address of principal executive offices, including zip code)

540-769-8400

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

Luna Innovations Incorporated, or Luna, is retrospectively revising its historical financial statements to account for discontinued operations in connection with the Accounting Standards Codification (ASC) 205-20, “Presentation of Financial Statements-Discontinued Operations.” As previously disclosed, on January 21, 2014, Luna sold its assets associated with the development of fiber optic shape sensing and localization for the medical field, or the medical shape sensing business, for an aggregate purchase price of approximately $30.0 million pursuant to an asset purchase agreement. This Current Report on Form 8-K updates the following items in Luna’s Annual Report on Form 10-K for the year ended December 31, 2013, as amended, to reflect retrospectively the changes resulting from discontinued operations discussed above for the years ended December 31, 2012 and 2013:

•	Item 6. Selected Financial Data;

•	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; and

•	Item 8. Financial Statements and Supplementary Data.

Luna has not presented updated selected financial data for the years ended December 31, 2009, 2010 or 2011, nor has Luna presented consolidated financial statements and accompanying footnotes for the year ended December 31, 2011, as management has assessed the materiality of recasting these disclosures for such years, both quantitatively and qualitatively, and concluded that updating these disclosures with respect to discontinued operations associated with the sale of the medical shape sensing business for such years is not material to any of Luna’s previously issued or current year financial statements.

The information included in this Current Report on Form 8-K should be read in conjunction with Luna’s Annual Report on Form 10-K for the year ended December 31, 2013, as amended, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description

23.1	Consent of Grant Thornton LLP

99.1	Updated Selected Financial Data

99.2	Updated Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Updated Consolidated Financial Statements and Notes to the Consolidated Financial Statements

99.4	Updated Schedule II

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Calculation Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Calculation Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Calculation Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Luna Innovations Incorporated

By:	/s/ Talfourd H. Kemper, Jr.
Talfourd H. Kemper, Jr. Vice President and General Counsel

Date: February 9, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of Grant Thornton LLP

99.1	Updated Selected Financial Data

99.2	Updated Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Updated Consolidated Financial Statements and Notes to the Consolidated Financial Statements

99.4	Updated Schedule II

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Calculation Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Calculation Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Calculation Presentation Linkbase Document